Exhibit 99.1

SUSTAINABILITY FOCUS DRIVES

BARRICK’S PERFORMANCE

ALL AMOUNTS EXPRESSED IN U.S. DOLLARS

TORONTO, August 8, 2022 — A stronger Q2 performance across the portfolio has kept Barrick on course to achieve its annual gold and copper production guidance while continuing to progress its key growth projects.

Gold production for the quarter was higher than Q1 at 1.04 million ounces — driven mainly by Carlin and Turquoise Ridge in Nevada, Veladero in Argentina, and Bulyanhulu and North Mara in Tanzania — and is expected to grow further in the second half of the year. Copper production came to 120 million pounds.

Operating cash flow was $924 million and free cash flow1 was $169 million for the quarter. Net earnings per share were $0.27 and adjusted net earnings per share2 were $0.24. A dividend of $0.20 per share was declared for the quarter on the back of the strong operating performance and net cash of $636 million.3 During the quarter, Barrick repurchased $182 million in shares under the $1 billion share buyback scheme introduced earlier this year. It also repatriated the balance of Kibali’s surplus cash from the Democratic Republic of Congo.

CONTINUED ON PAGE 3

ON TRACK TO ACHIEVE 2022 PRODUCTION TARGETS

COPPER PORTFOLIO DELIVERS WITH GROWING PROSPECTIVITY

Q2 OPERATING CASH FLOW $924 MILLION	Q2 FREE CASH FLOW[1] $169 MILLION

Q2 NET CASH[3] $636 MILLION	Q2 NET EPS $0.27 Q2 ADJUSTED NET EPS[2] $0.24

$0.20 PER SHARE DIVIDEND FOR Q2	~$182 MILLION OF SHARES REPURCHASED UNDER $1 BILLION BUYBACK PROGRAM[11]

Key Performance Indicators

Financial and Operating Highlights

Financial Results	Q2 2022	Q1 2022	Q2 2021

Realized gold price[4,5]	1,861	1,876	1,820
($ per ounce)
Net earnings	488	438	411
($ millions)
Adjusted net earnings[2]	419	463	513
($ millions)
Net cash provided by operating	924	1,004	639
activities ($ millions)
Free cash flow[1]	169	393	(19)
($ millions)
Net earnings per share	0.27	0.25	0.23
($)
Adjusted net earnings per share[2] ($)	0.24	0.26	0.29
Attributable capital expenditures[6,7] ($ millions)	587	478	518

Operating Results	Q2 2022	Q1 2022	Q2 2021

Gold

Production[5]	1,043	990	1,041
(000s of ounces)
Cost of sales (Barrick’s share)[5,8]	1,216	1,190	1,107
($ per ounce)
Total cash costs[5,9]	855	832	729
($ per ounce)
All-in sustaining costs[5,9]	1,212	1,164	1,087
($ per ounce)

Copper

Production[5]	120	101	96
(millions of pounds)
Cost of sales (Barrick’s share)[5,8]	2.11	2.21	2.43
($ per pound)
C1 cash costs[5,10]	1.70	1.81	1.83
($ per pound)
All-in sustaining costs[5,10]	2.87	2.85	2.74
($ per pound)

Q2 2022 Results Presentation

Webinar and Conference Call

President and CEO Mark Bristow will host a virtual presentation on the results today at 11:00 EDT, with an interactive webinar linked to a conference call. Participants will be able to ask questions.

Go to the webinar

US and Canada (toll-free), 1 800 319 4610

UK (toll-free), 0808 101 2791

International (toll), +1 416 915 3239

The Q2 2022 presentation materials will be available on Barrick’s website at www.barrick.com and the webinar will remain on the website for later viewing.

Best Assets

◾	Stronger Q2 performance across the portfolio keeps Barrick on track to achieve 2022 production targets

◾	Goldrush Notice of Availability published in Federal Register starting the public comment period

◾	Significant progress made with the Pueblo Viejo expansion project and additional tailings storage facility

◾	Copper portfolio delivers with growing prospectivity

◾	Continued focus on brownfields and greenfields exploration, driven by energized new leadership, delivers results

Leader in Sustainability

◾	Launched sustainability-linked credit facility

◾	Progress made with newly developed Scope 3 emissions reduction roadmap

◾	North Mara received award for the best community health outreach program in Tanzania

◾	Public hearings completed for Pueblo Viejo’s new tailings storage facility

◾	Year-on-year improvement in water reuse and recycling

◾	Seamless leadership succession underpins Barrick’s management bench strength

Delivering Value

◾	Operating cash flow of $924 million and free cash flow[1] of $169 million for the quarter

◾	Net earnings per share of $0.27 and adjusted net earnings per share[2] of $0.24 for the quarter

◾	Remaining surplus cash balance repatriated from Kibali

◾	Net cash of $636 million[3] supports a $0.20 per share dividend for Q2 2022

◾	~$182 million of shares repurchased under our $1 billion buy-back program[11]

BARRICK SECOND QUARTER 2022	2	PRESS RELEASE

CONTINUED FROM PAGE 1

In the Dominican Republic, the Pueblo Viejo expansion project advanced with the commencement of the public consultation process and the selection of a preferred site for the new tailings storage facility, subject to the completion of an environmental and social impact assessment. The massive project has the potential to extend the mine’s life to 2040 and beyond with an estimated minimum average annual production of 800,000 ounces.12

In Nevada, the public review period of the Goldrush project has started with the record of decision expected in the first half of 2023, when the production timetable will be confirmed. The definitive agreements underlying the framework agreement between Barrick and the governments of Pakistan and Balochistan on the Reko Diq project are being finalized. Once this process has been completed and the necessary legalization steps have been taken, Barrick will update its feasibility study on what is one of world’s largest undeveloped copper-gold deposits, with first production expected in 2027/2028.

Barrick is continuing to expand its global exploration footprint with a strengthened team. In North America the search has extended from Nevada to active projects in Canada. The intensified exploration drive in Latin America led to an entry into the Guiana Shield, and in Africa & the Middle East, new projects have been initiated in Zambia, Tanzania and Egypt. A new Asia Pacific team is making progress at Reko Diq, as well as Japan, while also looking for fresh opportunities elsewhere in this region.

Reviewing the quarter, president and chief executive Mark Bristow said the critical scrutiny of ESG and sustainability disclosures was intensifying in a climate of skepticism about so-called greenwashing. Against this background, Barrick’s annual Sustainability Scorecard, an industry first, continues to report the group’s performance transparently and objectively against a wide range of standard metrics.

“We’ve taken the leadership in integrating the various aspects of ESG and managing these complex issues in a measured and holistic manner,” he said.

“There are challenging times ahead, but Barrick faces them with strong and agile leadership, a robust balance sheet, solid Life of Mine plans, a reliable cash flow and a strategy focused on sustainability and value creation.”

QUARTERLY DIVIDEND OF $0.20 PER SHARE MAINTAINED

Barrick today announced the declaration of a dividend of $0.20 per share in respect of performance for the second quarter of 2022.

The dividend, which is unchanged from Q1, is consistent with the Company’s Performance Dividend Policy announced at the start of the year.

The Q2 2022 dividend will be paid on September 15, 2022 to shareholders of record at the close of business on August 31, 2022.13

“On the back of our strong operating performance, we are once again able to provide a leading dividend yield to our shareholders, whilst still maintaining a strong balance sheet,” says senior executive vice-president and chief financial officer Graham Shuttleworth. “We believe this continues to show the benefit of the dividend policy that we announced in February 2022, including the guidance it provides to our shareholders on future dividend streams.”

BARRICK SECOND QUARTER 2022	3	PRESS RELEASE

NGM BUILDING NEW GROWTH OPPORTUNITIES

Three years after establishing the joint venture that created the world’s largest gold mining complex, Nevada Gold Mines (“NGM”) is stepping out on its next phase by identifying new opportunities for discoveries and additions.

In one of the largest and most complex mergers in the history of the industry, assets, operations, systems, people and cultures were combined successfully to build a business that will unlock the full potential of the region and create value for all stakeholders, deliver real jobs and be a key partner to Nevada. Its workforce of more than 7,000 already makes it one of the state’s largest employers.

In its short life, NGM has produced 10 million ounces of gold15 and generated significant free cash. Greatly improved knowledge of the orebodies support robust 10-year plans and increased the pre-merger life of mine substantially. At the existing operations, brownfields exploration is replacing reserves depleted by mining and identifying new targets while the greenfields team is hunting further afield for a new Tier One14 discovery in North America to further augment the existing NGM portfolio.

NGM’s journey to its next growth phase is being guided by a strengthened management team, led by Christine Keener, who joined Barrick earlier this year as chief operating officer of its North America region. Peter Richardson has been appointed incoming executive managing director of NGM, replacing Greg Walker who retires at the end of the year.

A new North America organizational structure, incorporating NGM, has been designed to integrate and strengthen mineral resource management, operational and project leadership to drive continued performance improvements and support regional growth.

NGM continues to invest in people, both current and future employees, through education partnerships and training programs. It supports the College of Southern Nevada and the Clark County School District, where high school students can get certificates in industrial maintenance or diesel technology, and has renewed its partnership with Discovery Education® for the Nevada Department of Education’s outreach program. It is also working with the University of Nevada and the Great Basin College in Elko to develop mining-centered programs. Internally, NGM has established training mines and facilities for underground and surface mining, and process operations.

During the first half of the year, NGM posted and improved operational performance at all of its sites apart from Cortez, which is transitioning from Pipeline to Cortez Pits and the next phase of Crossroads. Going forward, the Goldrush project will drive further improvements at Cortez.

BARRICK SECOND QUARTER 2022	4	PRESS RELEASE

BARRICK EXTENDS GLOBAL EXPLORATION REACH

Barrick continues to expand its global exploration footprint as a renewed and re-energized team hunts down opportunities across an expanding global footprint.

In North America, the search has expanded from Nevada to active projects in Canada. The intensified exploration drive in Latin America led to an entry into the Guiana Shield, and in Africa & the Middle East, new projects have been initiated in Zambia, Tanzania and Egypt. A new Asia Pacific team is making progress towards the reconstitution and restart of Reko Diq in Pakistan, as well as Japan, while also looking for other fresh opportunities.

President and chief executive Mark Bristow said in pursuit of Barrick’s global growth strategy, significant changes have been made in the senior management of the exploration team, led by Joel Holliday.

Three of the four regional exploration teams – Latin America, Africa & Middle East and Asia Pacific – are now being managed by new vice-presidents, two of whom were internal appointments. In Canada, the recently created positions of exploration manager and new opportunities manager were filled and a dedicated growth manager for the Latin America and Asia Pacific regions has been appointed.

“Our geological teams now have strength in depth and we’re building a pipeline of high-potential managers and technical specialists. The highly experienced new appointees are already driving significant change and this renewed energy and focus is already delivering robust results,” Bristow said.

The exploration strategy is designed to:

•	deliver short to medium term projects that will support improvements in mine plans;

•	make new discoveries for Barrick’s Tier One gold and copper portfolio;

•	optimize the value of major undeveloped projects; and

•	identify and secure emerging opportunities early in their value curve.

PUEBLO VIEJO EXPANSION PROJECT

CONTINUES TO ADVANCE

Pueblo Viejo’s conversion into a long-life mine is progressing after discussions with the Dominican Republic’s government identified a site for the new tailings storage facility and the terms of reference for the environmental and social impact assessment were published.

The mine was heading for closure because its vast resources could not be converted to reserves due to limitations on its current tailings storage facility. The massive integrated expansion has the potential to extend the mine’s life to 2040 and beyond with an estimated minimum average annual production of 800,000 ounces.12

This means that Pueblo Viejo, long the country’s largest corporate taxpayer, will be able to continue delivering value to its Dominican stakeholders for generations to come. In line with Barrick’s partnership philosophy, it is engaging with the local communities and authorities to keep them informed about the project.

In spite of a contractor workforce of 3,500 being added to the mine’s 2,700 permanent employees, Pueblo Viejo is maintaining an exemplary safety record. At the end of this year’s second quarter, the project had been injury free for 5 million hours or 10 months.

BARRICK SECOND QUARTER 2022	5	PRESS RELEASE

BARRICK BUILDS ON

TRANSFORMED TANZANIAN ASSETS

Barrick has been recognized as the largest contributor to Tanzanian government revenue in 2021, confirming its position as a key partner in the socio-economic development of the country.

Since the company took control of North Mara and Bulyanhulu in September 2019, its total in-country investment has totaled $1.995 billion.15 In the first half of this year, it has paid $158 million in taxes, royalties and levies, $42 million in distributions to the Government of Tanzania in the form of dividends and shareholder loans as well as $210 million to local suppliers. It has also now paid $140 million of its $300 million settlement with the government.

Barrick has committed $6 for every ounce of gold sold by the two mines to improving healthcare, education, infrastructure and access to potable water in their communities. A further $70 million has been allocated to investment in value-adding national projects, including mining related training and scientific facilities at Tanzanian universities.

“When we took over these mines they were a moribund burden on the government and their investors. In a very short time, we redesigned and re-engineered them, creating what are in effect two new mines. They are well placed to deliver their annual production guidance and have the potential to achieve a combined Tier One status in Barrick’s portfolio, meaning that they are capable of producing at least 500,000 ounces of gold annually for more than 10 years at the lower end of the cost spectrum as a combined complex,” president and chief executive Mark Bristow says.

“We are continuing to replace resources depleted by mining and we are targeting new opportunities as well, increasing our footprint around Bulyanhulu through the acquisition of six highly prospective licences. We’re also updating the geological models in the North Mara region and identifying potential targets elsewhere in Tanzania.”

Bulyanhulu now has a life of more than 20 years and continues to deliver a significant growth in reserves over and above depletion. Development of its new Deep West extension is scheduled to start this quarter. North Mara’s open pit has been successfully ramped up and the new Gena pushback is planned for the second half of the year. An investment of $65 million in water treatment and management has reduced the volume in North Mara’s tailings dam from 7 million m3 to less than 800,000 m3, returning it to its designed and legislated capacity.

In July, Bristow met with the elected Chairmen of the 11 villages around North Mara, as well as elders, officials, the District Commissioner and the local Member of Parliament, following a similar meeting in March. The Chairmen made constructive suggestions on solidifying the relationship and reaffirmed their satisfaction with Barrick’s sustainability and partnership policies and practices.

During the past quarter, Bulyanhulu was named the overall winner of the Tanzanian OSHA (Occupational Safety and Health Authority) award for 2022 while North Mara received the award for the best community health outreach program. An investment in a landmark potable water project, scheduled for completion in October, will benefit more than 30,000 people in four villages around North Mara.

In line with Barrick’s policy of local employment, Tanzanian nationals now account for 96% of the two mines’ workforces and 64% of their senior management are Tanzanians. The mines are also driving the increased employment of women in a traditionally male-dominated industry through targeted recruitment and development programs.

AFTER 25 YEARS OF DELIVERING VALUE TO MALI

BARRICK CONTINUES TO INVEST IN THE FUTURE

Barrick continues to invest in creating value for all stakeholders and in supporting the communities that host its mines, through among other things, the commissioning of the Gounkoto underground mine and the Gara West open pit, the continuing replacement of reserves, the extension of the solar power plant and the further strengthening of local partnerships as instances of the company’s long-term commitment to the country.

“In the first half of the year we’ve contributed $337 million to the Malian economy in the form of taxes, royalties, dividends, salaries and payments to local suppliers, taking the lifetime contribution of Barrick, previously Randgold, to $8.5 billion. We’re particularly proud of the fact the Gara West pit is being mined for us by two Malian contractors we have mentored,” says Barrick president and chief executive Mark Bristow.

At the halfway mark of the year, the complex is on track to meet its production guidance for 2022, replace annual reserve depletion to further extend its mine life, and maintain its exemplary safety record, with no lost time injuries or major environmental events during the past quarter.

It continues to invest in sustainable economic community projects, establishing a motel, a farm for Kenieba women and

BARRICK SECOND QUARTER 2022	6	PRESS RELEASE

three water supply systems during the quarter. The Loulo agricultural college, designed as the foundation of a sustainable regional agribusiness, has already trained 21 women and 143 men and created 30 farms.

Since the opening of the mine, Loulo-Gounkoto has built 20 schools in its neighboring villages, taking student enrollment from 500 to more than 5,000. Seventy-eight of them are currently benefiting from the complex’s bursary program and Loulo-Gounkoto is also supporting teachers’ salaries.

“First as Randgold and now as Barrick, we’ve been operating in Mali for 25 years and we plan to be here for at least as long again. The strong and mutually rewarding partnerships we have forged with the government, local business partners and our host communities are the key to our success and an example to Africa’s other mining countries,” Bristow says.

REKO DIQ ALLIANCE BETWEEN PAKISTAN AND BARRICK

SET TO CREATE LONG-TERM VALUE

Pakistan’s finance minister Miftah Ismail and Barrick president and chief executive Mark Bristow said after their meeting in Islamabad that they shared a clear vision of the national strategic importance of the Reko Diq copper-gold project and were committed to developing it as a world-class mine that would create value for the country and its people through multiple generations.

Reko Diq is one of the world’s largest undeveloped copper-gold deposits. An agreement in principle reached between the government of Pakistan, the provincial government of Balochistan and Barrick earlier this year provides for the reconstitution and restart of the project, which has been on hold since 2011. It will be operated by Barrick and owned 50% by Barrick, 25% by the Balochistan Provincial Government and 25% by Pakistani state-owned enterprises.

The definitive agreements underlying the framework agreement between Barrick and the governments of Pakistan and Balochistan are being finalized. Once this has been completed and the necessary legalization steps have been taken, Barrick will update the original feasibility study, a process expected to take two years. Construction of the first phase will follow that, with first production of copper and gold expected in 2027/2028.

“During the negotiations the federal government and Barrick confirmed that Balochistan and its people should receive their fair share of the benefits as part of the Pakistan ownership group,” Bristow said.

“At Barrick, we know that our long-term success depends on sharing the benefits we create equitably with our host governments and communities. At Reko Diq, Balochistan’s shareholding will be fully funded by the project and the Federal Government, allowing the province to reap the dividends, royalties and other benefits of its 25% ownership without having to contribute financially to the project’s construction or operation. It’s equally important that Balochistan and its people should see these benefits from day one. Even before construction starts, when the legalization process has been completed we will implement a range of social development programs, supported by an upfront commitment to the improvement of healthcare, education, food security and the provision of potable water in a region where the groundwater has a high saline content.”

Finance minister Ismail said the development of Reko Diq represented the largest direct foreign investment in Balochistan and one of the largest in Pakistan.

“Like Barrick, we believe that the future of mining lies in mutually beneficial partnerships between host countries and world-class mining companies. The Reko Diq agreement exemplifies this philosophy and also signals to the international community that Pakistan is open for business,” he said.

Subject to the updated feasibility study, Reko Diq is envisaged as a conventional open pit and milling operation, producing a high-quality copper-gold concentrate. It will be constructed in two phases, starting with a plant that will be able to process approximately 40 million tonnes of ore per annum which could be doubled in five years following first production from phase one. With its unique combination of large scale, low strip and good grade, Reko Diq will be a multi-generational mine with a life of at least 40 years. During peak construction the project is expected to employ 7,500 people and once in production it will create 4,000 long-term jobs. Barrick’s policy of prioritizing local employment and suppliers will have a positive impact on the downstream economy.

BARRICK SECOND QUARTER 2022	7	PRESS RELEASE

KIBALI DRIVES SUSTAINABLE VALUE CREATION

The Kibali gold mine’s investment in the Democratic Republic of Congo now exceeds $4 billion and it has created a thriving regional economy in a remote part of the country through partnering with and mentoring local entrepreneurs, uplifting host communities and upgrading essential infrastructure.

Kibali is not only Africa’s largest gold mine, it is also a global leader in automation, sustainability initiatives, clean energy and skills training.

“Thanks to Barrick’s policy of local employment and advancement, 94% of Kibali’s workforce, including its management, are Congolese nationals. It is now also driving the employment of women in the traditionally male-dominated mining industry through targeted recruitment campaigns and development programs designed to equip them for rewarding careers at all levels of the organization,” says Barrick president and chief executive Mark Bristow.

Kibali is on track to meet its full-year production guidance and has again posted an injury-free quarter. Its three world-class hydropower stations are mitigating the impact of higher fuel prices and significantly reducing the mine’s carbon footprint. Bristow said the stations were built well before climate change became a priority issue, demonstrating Barrick’s long-standing commitment to sustainability in all its activities.

Kibali’s gold reserves have grown net of depletion for three successive years, and ongoing conversion drilling is expected to continue this trend, despite producing in excess of 5.7Moz of gold to date.15 Ongoing exploration is delivering new growth opportunities with the potential to grow the mineral resource base beyond the original feasibility study.

Local sustainability projects include the construction of a world-class aquaponics farm and the erection of a vocational and technical training center to promote capacity building in the community. Implementation of the cahier des charges mechanism has started, following its approval by the government. This will add to the current commitment of investing 0.3% of revenue in community projects identified in consultation with the mine’s community development committees.

Kibali also continues to invest in the future of Africa’s biodiversity through its support for the Garamba National Park which has seen a substantial increase in the giraffe population and the near-elimination of elephant poaching. It is also sponsoring a project for the re-introduction of white rhino into the park, critical in the long-term campaign to protect this endangered species.

“Kibali’s journey has created enormous value for all its stakeholders and it’s a standout example of what mutually beneficial partnerships can achieve. Its great gold endowment means that it has a long future ahead as an engine for economic growth and community development,” Bristow says.

BARRICK EXTENDS REVOLVING CREDIT FACILITY

AND ESTABLISHES SUSTAINABILITY-LINKED METRICS

Barrick has completed an amendment and restatement of the company’s undrawn $3.0 billion revolving credit facility, including an extension of the termination date by one year to May 2027, replacement of LIBOR with SOFR as the floating rate mechanism related to the interest rate for any US dollar funds drawn down, and the establishment of sustainability-linked metrics.

The sustainability-linked metrics incorporated into the revolving credit facility are made up of annual environmental and social performance targets directly influenced by Barrick’s actions, rather than based on external ratings. The performance targets include Scope 1 and Scope 2 greenhouse gas emissions intensity, water use efficiency (reuse and recycling rates), and Total Recordable Injury Frequency Rate (TRIFR).16 Barrick may incur positive or negative pricing adjustments on drawn credit spreads and standby fees based on its sustainability performance versus the targets that have been set.

Senior executive vice-president and chief financial officer Graham Shuttleworth said, “The extension of the termination date of our undrawn credit facility, combined with our strong balance sheet, highlights the current strength of Barrick’s liquidity, while the establishment of sustainability-linked metrics, along with Barrick’s recently released 2021 Sustainability Report, continues to show Barrick’s commitment to ESG.”

Barrick’s long-term credit is currently rated BBB+ and Baa1 by S&P Global Ratings and Moody’s Investors Service, respectively.

BARRICK SECOND QUARTER 2022	8	PRESS RELEASE

Appendix 1

2022 Operating and Capital Expenditure Guidance

GOLD PRODUCTION AND COSTS

	2022 forecast attributable production (000s oz)	2022 forecast cost of sales[8] ($/oz)	2022 forecast total cash costs[9] ($/oz)	2022 forecast all-in sustaining costs[9] ($/oz)

Carlin (61.5%)[17]	950 - 1,030	900 - 980	730 - 790	1,020 - 1,100

Cortez (61.5%)[18]	480 -530	970 - 1,050	650 - 710	1,010 - 1,090

Turquoise Ridge (61.5%)	330 - 370	1,110 - 1,190	770 - 830	930 - 1,010

Phoenix (61.5%)	90 - 120	2,000 - 2,080	720 - 780	890 - 970

Long Canyon (61.5%)	40 - 50	1,420 - 1,500	540 - 600	540 - 620

Nevada Gold Mines (61.5%)	1,900 - 2,100	1,020 - 1,100	710 - 770	990 - 1,070

Hemlo	160 - 180	1,340 - 1,420	1,140 - 1,200	1,510 - 1,590

North America	2,100 - 2,300	1,050 - 1,130	740 - 800	1,040 - 1,120

Pueblo Viejo (60%)	400 - 440	1,070 - 1,150	670 - 730	910 - 990

Veladero (50%)	220 - 240	1,210 - 1,290	740 - 800	1,270 - 1,350

Porgera (47.5%)[19]	—	—	—	—

Latin America & Asia Pacific	620 - 680	1,140 - 1,220	700 - 760	1,040 - 1,120

Loulo-Gounkoto (80%)	510 - 560	1,070 - 1,150	680 - 740	940 - 1,020

Kibali (45%)	340 - 380	990 - 1,070	600 - 660	800 - 880

North Mara (84%)	230 - 260	820 - 900	670 - 730	930 - 1,010

Tongon (89.7%)	170 - 200	1,700 - 1,780	1,220 - 1,280	1,400 - 1,480

Bulyanhulu (84%)	180 - 210	950 - 1,030	630 - 690	850 - 930

Africa & Middle East	1,450 - 1,600	1,070 - 1,150	720 - 780	950 - 1,030

Total Attributable to Barrick[20,21,22]	4,200 - 4,600	1,070 - 1,150	730 - 790	1,040 - 1,120

COPPER PRODUCTION AND COSTS

	2022 forecast attributable production (Mlbs)	2022 forecast cost of sales[8] ($/lb)	2022 forecast C1 cash costs[10] ($/lb)	2022 forecast all-in sustaining costs[10] ($/lb)

Lumwana	250 - 280	2.20 - 2.50	1.60 - 1.80	3.10 - 3.40

Zaldívar (50%)	100 - 120	2.70 - 3.00	2.00 - 2.20	2.50 - 2.80

Jabal Sayid (50%)	70 - 80	1.40 - 1.70	1.30 - 1.50	1.30 - 1.60

Total Attributable to Barrick[21]	420 - 470	2.20 - 2.50	1.70 - 1.90	2.70 - 3.00

ATTRIBUTABLE CAPITAL EXPENDITURES

($ millions)

Attributable minesite sustaining[6]	1,350 - 1,550

Attributable project[6]	550 - 650

Total attributable capital expenditures[7]	1,900 - 2,200

2022 OUTLOOK ASSUMPTIONS AND ECONOMIC SENSITIVITY ANALYSIS

	2022 Guidance Assumption	Hypothetical Change	Impact on EBITDA[23] (millions)	Impact on TCC and AISC[9,10]

Gold price sensitivity	$1,700/oz	+/- $100/oz	+/- $580	+/- $5/oz

Copper price sensitivity	$4.00/lb	+/- $0.25/lb	+/- $60	+/- $0.01/lb

BARRICK SECOND QUARTER 2022	9	PRESS RELEASE

Appendix 2

Production and Cost Summary - Gold

	For the three months ended

	6/30/22	3/31/22	% Change	6/30/21	% Change

Nevada Gold Mines LLC (61.5%)[a]

Gold produced (000s oz attributable basis)	462	459	1%	452	2%

Gold produced (000s oz 100% basis)	751	747	1%	735	2%

Cost of sales ($/oz)	1,171	1,169	0%	1,111	5%

Total cash costs ($/oz)[b]	856	820	4%	717	19%

All-in sustaining costs ($/oz)[b]	1,238	1,118	11%	1,014	22%

Carlin (61.5%)[c]

Gold produced (000s oz attributable basis)	243	229	6%	190	28%

Gold produced (000s oz 100% basis)	394	373	6%	309	28%

Cost of sales ($/oz)	1,042	1,015	3%	1,043	0%

Total cash costs ($/oz)[b]	862	829	4%	852	1%

All-in sustaining costs ($/oz)[b]	1,192	1,139	5%	1,310	(9)%

Cortez (61.5%)[d]

Gold produced (000s oz attributable basis)	97	115	(16)%	110	(12)%

Gold produced (000s oz 100% basis)	158	187	(16)%	178	(12)%

Cost of sales ($/oz)	1,168	1,113	5%	1,167	0%

Total cash costs ($/oz)[b]	850	784	8%	793	7%

All-in sustaining costs ($/oz)[b]	1,538	1,150	34%	1,029	49%

Turquoise Ridge (61.5%)

Gold produced (000s oz attributable basis)	75	67	12%	78	(4)%

Gold produced (000s oz 100% basis)	122	109	12%	128	(4)%

Cost of sales ($/oz)	1,289	1,436	(10)%	1,131	14%

Total cash costs ($/oz)[b]	928	1,030	(10)%	752	23%

All-in sustaining costs ($/oz)[b]	1,195	1,281	(7)%	904	32%

Phoenix (61.5%)[c]

Gold produced (000s oz attributable basis)	26	23	13%	28	(7)%

Gold produced (000s oz 100% basis)	43	37	13%	45	(7)%

Cost of sales ($/oz)	2,114	2,253	(6)%	1,864	13%

Total cash costs ($/oz)[b]	895	835	7%	279	221%

All-in sustaining costs ($/oz)[b]	1,152	1,027	12%	401	187%

Long Canyon (61.5%)

Gold produced (000s oz attributable basis)	21	25	(16)%	46	(54)%

Gold produced (000s oz 100% basis)	34	41	(16)%	75	(54)%

Cost of sales ($/oz)	1,280	1,093	17%	691	85%

Total cash costs ($/oz)[b]	450	342	32%	168	168%

All-in sustaining costs ($/oz)[b]	459	366	25%	191	140%

Pueblo Viejo (60%)

Gold produced (000s oz attributable basis)	105	104	1%	117	(10)%

Gold produced (000s oz 100% basis)	175	174	1%	195	(10)%

Cost of sales ($/oz)	1,154	1,077	7%	904	28%

Total cash costs ($/oz)[b]	724	682	6%	533	36%

All-in sustaining costs ($/oz)[b]	1,024	948	8%	723	42%

BARRICK SECOND QUARTER 2022	10	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended

	6/30/22	3/31/22	% Change	6/30/21	% Change

Loulo-Gounkoto (80%)

Gold produced (000s oz attributable basis)	140	138	1%	143	(2)%

Gold produced (000s oz 100% basis)	175	172	1%	179	(2)%

Cost of sales ($/oz)	1,093	1,088	0%	993	10%

Total cash costs ($/oz)[b]	730	721	1%	610	20%

All-in sustaining costs ($/oz)[b]	1,013	982	3%	1,073	(6)%

Kibali (45%)

Gold produced (000s oz attributable basis)	81	76	7%	91	(11)%

Gold produced (000s oz 100% basis)	180	168	7%	202	(11)%

Cost of sales ($/oz)	1,164	1,137	2%	1,038	12%

Total cash costs ($/oz)[b]	738	744	(1)%	645	14%

All-in sustaining costs ($/oz)[b]	946	996	(5)%	894	6%

Veladero (50%)

Gold produced (000s oz attributable basis)	58	46	26%	31	87%

Gold produced (000s oz 100% basis)	116	92	26%	62	87%

Cost of sales ($/oz)	1,369	1,348	2%	1,231	11%

Total cash costs ($/oz)[b]	861	847	2%	774	11%

All-in sustaining costs ($/oz)[b]	1,461	1,588	(8)%	1,698	(14)%

Porgera (47.5%)[e]

Gold produced (000s oz attributable basis)	—	—	— %	—	— %

Gold produced (000s oz 100% basis)	—	—	— %	—	— %

Cost of sales ($/oz)	—	—	— %	—	— %

Total cash costs ($/oz)[b]	—	—	— %	—	— %

All-in sustaining costs ($/oz)[b]	—	—	— %	—	— %

Tongon (89.7%)

Gold produced (000s oz attributable basis)	41	35	17%	48	(15)%

Gold produced (000s oz 100% basis)	46	39	17%	53	(15)%

Cost of sales ($/oz)	2,025	2,036	(1)%	1,446	40%

Total cash costs ($/oz)[b]	1,558	1,667	(7)%	1,045	49%

All-in sustaining costs ($/oz)[b]	1,655	1,803	(8)%	1,162	42%

Hemlo

Gold produced (000s oz)	36	31	16%	42	(14)%

Cost of sales ($/oz)	1,698	1,727	(2)%	1,603	6%

Total cash costs ($/oz)[b]	1,489	1,503	(1)%	1,314	13%

All-in sustaining costs ($/oz)[b]	1,804	1,982	(9)%	1,937	(7)%

North Mara (84%)

Gold produced (000s oz attributable basis)	66	56	18%	63	5%

Gold produced (000s oz 100% basis)	79	66	18%	75	5%

Cost of sales ($/oz)	1,060	852	24%	975	9%

Total cash costs ($/oz)[b]	756	709	7%	816	(7)%

All-in sustaining costs ($/oz)[b]	957	874	9%	952	1%

BARRICK SECOND QUARTER 2022	11	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended

	6/30/22	3/31/22	% Change	6/30/21	% Change

Buzwagi (84%)[f]

Gold produced (000s oz attributable basis)				19

Gold produced (000s oz 100% basis)				22

Cost of sales ($/oz)				1,315

Total cash costs ($/oz)[b]				1,244

All-in sustaining costs ($/oz)[b]				1,242

Bulyanhulu (84%)

Gold produced (000s oz attributable basis)	54	45	20%	35	54%

Gold produced (000s oz 100% basis)	65	53	20%	42	54%

Cost of sales ($/oz)	1,163	1,216	(4)%	1,164	0%

Total cash costs ($/oz)[b]	836	847	(1)%	776	8%

All-in sustaining costs ($/oz)[b]	1,094	984	11%	916	19%

Total Attributable to Barrick[g]

Gold produced (000s oz)	1,043	990	5%	1,041	0%

Cost of sales ($/oz)[h]	1,216	1,190	2%	1,107	10%

Total cash costs ($/oz)[b]	855	832	3%	729	17%

All-in sustaining costs ($/oz)[b]	1,212	1,164	4%	1,087	11%

a.

These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter, reflecting the terms of the Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which closed on October 14, 2021), Cortez, Turquoise Ridge, Phoenix and Long Canyon.

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included in the endnotes to this press release.

c.

On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM’s 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, and operating results within our 61.5% interest in Phoenix includes Lone Tree up until May 31, 2021, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.

d.	Includes Goldrush.

e.	As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data is provided.

f.	With the end of mining at Buzwagi in the third quarter of 2021, we have ceased to include production or non-GAAP cost metrics for Buzwagi from October 1, 2021 onwards.

g.

Excludes Pierina, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting in the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.

h.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

BARRICK SECOND QUARTER 2022	12	PRESS RELEASE

Production and Cost Summary - Copper

	For the three months ended

	6/30/22	3/31/22	% Change	6/30/21	% Change

Lumwana

Copper production (Mlbs)	75	57	32%	56	34%

Cost of sales ($/lb)	2.01	2.20	(9)%	2.36	(15)%

C1 cash costs ($/lb)[a]	1.68	1.86	(10)%	1.72	(2)%

All-in sustaining costs ($/lb)[a]	3.28	3.16	4%	2.92	12%

Zaldívar (50%)

Copper production (Mlbs attributable basis)	25	25	0%	22	14%

Copper production (Mlbs 100% basis)	50	51	0%	44	14%

Cost of sales ($/lb)	2.88	2.85	1%	3.56	(19)%

C1 cash costs ($/lb)[a]	2.17	2.15	1%	2.68	(19)%

All-in sustaining costs ($/lb)[a]	2.65	2.64	0%	3.15	(16)%

Jabal Sayid (50%)

Copper production (Mlbs attributable basis)	20	19	5%	18	11%

Copper production (Mlbs 100% basis)	40	38	5%	36	11%

Cost of sales ($/lb)	1.45	1.30	12%	1.47	(1)%

C1 cash costs ($/lb)[a]	1.09	1.10	(1)%	1.27	(14)%

All-in sustaining costs ($/lb)[a]	1.19	1.17	2%	1.39	(14)%

Total Attributable to Barrick

Copper production (Mlbs attributable basis)	120	101	19%	96	25%

Cost of sales ($/lb)[b]	2.11	2.21	(5)%	2.43	(13)%

C1 cash costs ($/lb)[a]	1.70	1.81	(6)%	1.83	(7)%

All-in sustaining costs ($/lb)[a]	2.87	2.85	1%	2.74	5%

a.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included in the endnotes to this press release.

b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK SECOND QUARTER 2022	13	PRESS RELEASE

Appendix 3

Financial and Operating Highlights

			For the three months ended			For the six months ended

	6/30/22	3/31/22	% Change	6/30/21	% Change	6/30/22	6/30/21	% Change
Financial Results ($ millions)

Revenues	2,859	2,853	0%	2,893	(1)%	5,712	5,849	(2)%

Cost of sales	1,850	1,739	6%	1,704	9%	3,589	3,416	5%

Net earnings[a]	488	438	11%	411	19%	926	949	(2)%

Adjusted net earnings[b]	419	463	(10)%	513	(18)%	882	1,020	(14)%

Adjusted EBITDA[b]	1,527	1,645	(7)%	1,719	(11)%	3,172	3,519	(10)%

Adjusted EBITDA margin[c]	53%	58%	(9)%	59%	(10)%	56%	60%	(7)%

Minesite sustaining capital expenditures[b,d]	523	420	25%	452	16%	943	857	10%

Project capital expenditures[b,d]	226	186	22%	203	11%	412	334	23%

Total consolidated capital expenditures[d,e]	755	611	24%	658	15%	1,366	1,197	14%

Net cash provided by operating activities	924	1,004	(8)%	639	45%	1,928	1,941	(1)%

Net cash provided by operating activities margin[f]	32%	35%	(9)%	22%	45%	34%	33%	3%

Free cash flow[b]	169	393	(57)%	(19)	989%	562	744	(24)%

Net earnings per share (basic and diluted)	0.27	0.25	8%	0.23	17%	0.52	0.53	(2)%

Adjusted net earnings (basic)[b] per share	0.24	0.26	(8)%	0.29	(17)%	0.50	0.57	(12)%

Weighted average diluted common shares (millions of shares)	1,777	1,779	0%	1,779	0%	1,778	1,779	0%
Operating Results

Gold production (thousands of ounces)[g]	1,043	990	5%	1,041	0%	2,033	2,142	(5)%

Gold sold (thousands of ounces)[g]	1,040	993	5%	1,070	(3)%	2,033	2,163	(6)%

Market gold price ($/oz)	1,871	1,877	0%	1,816	3%	1,874	1,805	4%

Realized gold price[b,g] ($/oz)	1,861	1,876	(1)%	1,820	2%	1,868	1,798	4%

Gold cost of sales (Barrick’s share)[g,h] ($/oz)	1,216	1,190	2%	1,107	10%	1,203	1,090	10%

Gold total cash costs[b,g] ($/oz)	855	832	3%	729	17%	844	723	17%

Gold all-in sustaining costs[b,g] ($/oz)	1,212	1,164	4%	1,087	11%	1,188	1,052	13%

Copper production (millions of pounds)[g]	120	101	19%	96	25%	221	189	17%

Copper sold (millions of pounds)[g]	113	113	0%	96	18%	226	209	8%

Market copper price ($/lb)	4.32	4.53	(5)%	4.40	(2)%	4.43	4.12	8%

Realized copper price[b,g] ($/lb)	3.72	4.68	(21)%	4.57	(19)%	4.20	4.32	(3)%

Copper cost of sales (Barrick’s share)[g,i] ($/lb)	2.11	2.21	(5)%	2.43	(13)%	2.16	2.26	(4)%

Copper C1 cash costs[b,g] ($/lb)	1.70	1.81	(6)%	1.83	(7)%	1.75	1.71	2%

Copper all-in sustaining costs[b,g] ($/lb)	2.87	2.85	1%	2.74	5%	2.86	2.48	15%

	As at 6/30/22	As at 3/31/22	% Change	As at 6/30/21	% Change

Financial Position ($ millions)

Debt (current and long-term)	5,144	5,144	0%	5,152	0%

Cash and equivalents	5,780	5,887	(2)%	5,138	12%

Debt, net of cash	(636)	(743)	(14)%	14	(4,643)%

a.	Net earnings represents net earnings attributable to the equity holders of the Company.
b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included in the endnotes to this press release.
c.	Represents adjusted EBITDA divided by revenue.
d.	Amounts presented on a consolidated cash basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
e.

Total consolidated capital expenditures also includes capitalized interest of $6 million and $11 million, respectively, for the three and six month periods ended June 30, 2022 (March 31, 2022: $5 million and June 30, 2021: $3 million and $6 million, respectively).

f.	Represents net cash provided by operating activities divided by revenue.
g.	On an attributable basis.
h.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK SECOND QUARTER 2022	14	PRESS RELEASE

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended June 30,		Six months ended June 30,

	2022	2021	2022	2021

Revenue (notes 5 and 6)	$2,859	$2,893	$5,712	$5,849

Costs and expenses (income)

Cost of sales (notes 5 and 7)	1,850	1,704	3,589	3,416

General and administrative expenses	30	47	84	85

Exploration, evaluation and project expenses	100	77	167	138

Impairment (reversals) charges (notes 9b and 13)	3	2	5	(87)

Loss on currency translation	6	7	9	11

Closed mine rehabilitation	(128)	6	(125)	29

Income from equity investees (note 12)	(89)	(104)	(188)	(207)

Other expense (income) (note 9a)	2	26	(9)	45

Income before finance costs and income taxes	$1,085	$1,128	$2,180	$2,419

Finance costs, net	(89)	(91)	(177)	(178)

Income before income taxes	$996	$1,037	$2,003	$2,241

Income tax expense (note 10)	(279)	(343)	(580)	(717)

Net income	$717	$694	$1,423	$1,524

Attributable to:

Equity holders of Barrick Gold Corporation	$488	$411	$926	$949

Non-controlling interests (note 16)	$229	$283	$497	$575

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 8)

Net income

Basic	$0.27	$0.23	$0.52	$0.53

Diluted	$0.27	$0.23	$0.52	$0.53

The notes to these unaudited condensed interim financial statements, which are contained in the Second Quarter Report 2022 available on our website, are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2022	15	PRESS RELEASE

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Net income	$717	$694	$1,423	$1,524

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit or loss:

Realized losses on derivatives designated as cash flow hedges, net of tax $nil, $nil, $nil and $nil	—	3	—	3

Currency translation adjustments, net of tax $nil, $nil, $nil and $nil	1	—	1	—

Items that will not be reclassified to profit or loss:

Actuarial loss on post employment benefit obligations, net of tax $nil, $nil, $nil and $3	(1)	—	(1)	—

Net change on equity investments, net of tax $2, ($3), ($6) and $5	(26)	10	32	(37)

Total other comprehensive (loss) income	(26)	13	32	(34)

Total comprehensive income	$691	$707	$1,455	$1,490

Attributable to:

Equity holders of Barrick Gold Corporation	$462	$424	$958	$915

Non-controlling interests	$229	$283	$497	$575

The notes to these unaudited condensed interim financial statements, which are contained in the Second Quarter Report 2022 available on our website, are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2022	16	PRESS RELEASE

Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,

	2022	2021	2022	2021

OPERATING ACTIVITIES

Net income	$717	$694	$1,423	$1,524

Adjustments for the following items:

Depreciation	476	500	936	1,007

Finance costs, net	101	100	199	194

Impairment (reversals) charges (notes 9b and 13)	3	2	5	(87)

Income tax expense (note 10)	279	343	580	717

Income from equity investees (note 12)	(89)	(104)	(188)	(207)

Gain on sale of non-current assets	(20)	(7)	(22)	(10)

Loss on currency translation	6	7	9	11

Change in working capital (note 11)	(34)	(197)	(165)	(249)

Other operating activities (note 11)	(126)	(76)	(203)	(116)

Operating cash flows before interest and income taxes	1,313	1,262	2,574	2,784

Interest paid	(129)	(131)	(152)	(153)

Income taxes paid[1]	(260)	(492)	(494)	(690)

Net cash provided by operating activities	924	639	1,928	1,941

INVESTING ACTIVITIES

Property, plant and equipment

Capital expenditures (note 5)	(755)	(658)	(1,366)	(1,197)

Sales proceeds	22	1	23	5

Investment sales	122	—	382	—

Divestitures (note 4)	—	19	—	19

Dividends received from equity method investments (note 12)	310	35	669	161

Shareholder loan repayments from equity method investments (note 12)	—	—	—	1

Net cash used in investing activities	(301)	(603)	(292)	(1,011)

FINANCING ACTIVITIES

Lease repayments	(4)	(4)	(10)	(10)

Debt repayments	—	—	—	(7)

Dividends	(353)	(159)	(531)	(317)

Return of capital (note 15)	—	(250)	—	(250)

Share buyback program (note 15)	(173)	—	(173)	—

Funding from non-controlling interests (note 16)	—	6	—	12

Disbursements to non-controlling interests (note 16)	(232)	(206)	(499)	(471)

Pueblo Viejo JV partner shareholder loan	35	43	80	64

Net cash used in financing activities	(727)	(570)	(1,133)	(979)

Effect of exchange rate changes on cash and equivalents	(3)	—	(3)	(1)

Net increase (decrease) in cash and equivalents	(107)	(534)	500	(50)

Cash and equivalents at the beginning of period	5,887	5,672	5,280	5,188

Cash and equivalents at the end of period	$5,780	$5,138	$5,780	$5,138

1.

Income taxes paid excludes $10 million (2021: $57 million) for the three months ended June 30, 2022 and $36 million (2021: $93 million) for the six months ended June 30, 2022 of income taxes payable that were settled against offsetting VAT receivables.

The notes to these unaudited condensed interim financial statements, which are contained in the Second Quarter Report 2022 available on our website, are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2022	17	PRESS RELEASE

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at June 30, 2022	As at December 31, 2021
ASSETS

Current assets

Cash and equivalents	$5,780	$5,280

Accounts receivable	577	623

Inventories	1,699	1,734

Other current assets	754	612

Total current assets	$8,810	$8,249

Non-current assets

Equity in investees (note 12)	4,113	4,594

Property, plant and equipment	25,202	24,954

Goodwill	4,769	4,769

Intangible assets	149	150

Deferred income tax assets	6	29

Non-current portion of inventory	2,694	2,636

Other assets	1,099	1,509

Total assets	$46,842	$46,890
LIABILITIES AND EQUITY

Current liabilities

Accounts payable	$1,537	$1,448

Debt	13	15

Current income tax liabilities	303	285

Other current liabilities	377	338

Total current liabilities	$2,230	$2,086

Non-current liabilities

Debt	5,131	5,135

Provisions	2,321	2,768

Deferred income tax liabilities	3,368	3,293

Other liabilities	1,258	1,301
Total liabilities	$14,308	$14,583

Equity

Capital stock (note 15)	$28,363	$28,497

Deficit	(6,173)	(6,566)

Accumulated other comprehensive income (loss)	9	(23)

Other	1,912	1,949

Total equity attributable to Barrick Gold Corporation shareholders	$24,111	$23,857

Non-controlling interests (note 16)	8,423	8,450

Total equity	$32,534	$32,307

Contingencies and commitments (notes 5 and 17)

Total liabilities and equity	$46,842	$46,890

The notes to these unaudited condensed interim financial statements, which are contained in the Second Quarter Report 2022 available on our website, are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2022	18	PRESS RELEASE

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company

(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity

At January 1, 2022	1,779,331	$28,497	($6,566)	($23)	$1,949	$23,857	$8,450	$32,307

Net income	—	—	926	—	—	926	497	1,423

Total other comprehensive income	—	—	—	32	—	32	—	32

Total comprehensive income	—	—	926	32	—	958	497	1,455
Transactions with owners

Dividends	—	—	(531)	—	—	(531)	—	(531)

Disbursements to non-controlling interests (note 16)	—	—	—	—	—	—	(524)	(524)

Dividend reinvestment plan (note 15)	105	2	(2)	—	—	—	—	—

Share buyback program (note 15)	(8,500)	(136)	—	—	(37)	(173)	—	(173)

Total transactions with owners	(8,395)	(134)	(533)	—	(37)	(704)	(524)	(1,228)

At June 30, 2022	1,770,936	$28,363	($6,173)	$9	$1,912	$24,111	$8,423	$32,534

At January 1, 2021	1,778,190	$29,236	($7,949)	$14	$2,040	$23,341	$8,369	$31,710

Net income	—	—	949	—	—	949	575	1,524

Total other comprehensive loss	—	—	—	(34)	—	(34)	—	(34)

Total comprehensive income (loss)	—	—	949	(34)	—	915	575	1,490

Transactions with owners

Dividends	—	—	(317)	—	—	(317)	—	(317)

Return of capital (note 15)	—	(250)	—	—	—	(250)	—	(250)

Issued on exercise of stock options	50	—	—	—	—	—	—	—

Funding from non-controlling interests	—	—	—	—	—	—	12	12

Disbursements to non-controlling interests	—	—	—	—	—	—	(471)	(471)

Dividend reinvestment plan	104	3	(3)	—	—	—	—	—

Share-based payments	898	6	—	—	(6)	—	—	—

Total transactions with owners	1,052	(241)	(320)	—	(6)	(567)	(459)	(1,026)

At June 30, 2021	1,779,242	$28,995	($7,320)	($20)	$2,034	$23,689	$8,485	$32,174

[1]	Includes cumulative translation losses at June 30, 2022: $93 million (December 31, 2021: $94 million; June 30, 2021: $95 million).
[2]	Includes additional paid-in capital as at June 30, 2022: $1,874 million (December 31, 2021: $1,911 million; June 30, 2021: $1,996 million).

The notes to these unaudited condensed interim financial statements, which are contained in the Second Quarter Report 2022 available on our website, are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2022	19	PRESS RELEASE

Technical Information

The scientific and technical information contained in this press release has been reviewed and approved by Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resources Manager: Africa & Middle East, a “Qualified Person” as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Endnotes

Endnote 1

“Free cash flow” is a non-GAAP financial performance measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently. Further details on this non-GAAP financial performance measure are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)		For the three months ended		For the six months ended

	6/30/22	3/31/22	6/30/21	6/30/22	6/30/21

Net cash provided by operating activities	924	1,004	639	1,928	1,941

Capital expenditures	(755)	(611)	(658)	(1,366)	(1,197)

Free cash flow	169	393	(19)	562	744

Endnote 2

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: certain impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; gains (losses) and other one time costs relating to acquisitions or dispositions; foreign currency translation gains (losses); significant tax adjustments not related to current period earnings; other items that are not indicative of the underlying operating performance of our core mining business; and the tax effect and non-controlling interest of these items. Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because these adjusting items do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)		For the three months ended		For the six months ended

	6/30/22	3/31/22	6/30/21	6/30/22	6/30/21

Net earnings attributable to equity holders of the Company	488	438	411	926	949

Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments[a]	3	2	2	5	(87)

Acquisition/disposition gains[b]	(20)	(2)	(7)	(22)	(10)

Loss on currency translation	6	3	7	9	11

Significant tax adjustments[c]	38	17	62	55	109

Other (income) expense adjustments[d]	(95)	13	14	(82)	25

Tax effect and non-controlling interest[e]	(1)	(8)	24	(9)	23

Adjusted net earnings	419	463	513	882	1,020

Net earnings per share[f]	0.27	0.25	0.23	0.52	0.53

Adjusted net earnings per share[f]	0.24	0.26	0.29	0.50	0.57

a.

For the three month period ended June 30, 2022, we recorded no significant impairment charges or reversals. Net impairment reversals for the six months ended June 30, 2021 mainly relate to non-current asset reversals at Lagunas Norte.

b.	For the three and six month periods ended June 30, 2022, acquisition/disposition gains relate to miscellaneous permit and land assets.
c.

For the three month period ended June 30, 2022, significant tax adjustments mainly relate to foreign currency translation gains and losses on tax balances, changes in the discount rate assumptions on our closed mine rehabilitation provision and care and maintenance expenses at Porgera. For the three and six month periods ended June 30, 2021, significant tax adjustments primarily relate to deferred tax expense as a result of tax reform measures in Argentina. The six month period ended June 30, 2021 was further impacted by the remeasurement of deferred tax balances for changes in foreign currency rates and the recognition/derecognition of our deferred taxes in various jurisdictions.

BARRICK SECOND QUARTER 2022	20	PRESS RELEASE

d.

Other (income) expense adjustments for the three and six month periods ended June 30, 2022 mainly relate to changes in the discount rate assumptions on our closed mine rehabilitation provision and care and maintenance expenses at Porgera. For the three months ended March 31, 2022 and the three and six month periods ended June 30, 2021, other (income) expense adjustments mainly relate to care and maintenance expenses at Porgera.

e.

Tax effect and non-controlling interest for the three and six month periods ended June 30, 2022 and the three month ended March 31, 2022 primarily relates to other (income) expense adjustments, while tax effect and non-controlling interest for the three and six month periods ended June 30, 2021 mainly relates to the net impairment charges (reversals) related to long-lived assets.

f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Endnote 3

Calculated as cash and equivalents ($5,780 million) less debt ($5,144 million).

Endnote 4

“Realized price” is a non-GAAP financial performance measure which excludes from sales: unrealized gains and losses on non-hedge derivative contracts; unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts; sales attributable to ore purchase arrangements; treatment and refining charges; and cumulative catch-up adjustments to revenue relating to our streaming arrangements. This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production. The realized price measure is intended to provide additional information and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound information in dollars)		Gold			Copper		Gold		Copper
	For the three months ended						For the six months ended

	6/30/22	3/31/22	6/30/21	6/30/22	3/31/22	6/30/21	6/30/22	6/30/22	6/30/22	6/30/21

Sales	2,597	2,511	2,589	211	287	234	5,108	5,230	498	490

Sales applicable to non-controlling interests	(779)	(787)	(779)	0	0	0	(1,566)	(1,593)	0	0

Sales applicable to equity method investments[a,b]	145	136	168	164	188	161	281	322	352	331

Sales applicable to sites in closure or care and maintenance[c]	(30)	0	(28)	0	0	0	(30)	(69)	0	0

Treatment and refinement charges	2	3	0	47	51	39	5	0	98	80

Revenues – as adjusted	1,935	1,863	1,950	422	526	434	3,798	3,890	948	901

Ounces/pounds sold (000s ounces/millions pounds)[c]	1,040	993	1,070	113	113	96	2,033	2,163	226	209

Realized gold/copper price per ounce/pound[d]	1,861	1,876	1,820	3.72	4.68	4.57	1,868	1,798	4.20	4.32

a.

Represents sales of $145 million and $282 million, respectively, for the three and six month periods ended June 30, 2022 (March 31, 2022: $137 million and June 30, 2021: $169 million and $323 million, respectively) applicable to our 45% equity method investment in Kibali for gold. Represents sales of $99 million and $217 million, respectively, for the three and six months ended June 30, 2022 (March 31, 2022: $118 million and June 30, 2021: $87 million and $196 million) applicable to our 50% equity method investment in Zaldívar and $69 million and $144 million, respectively (March 31, 2022: $75 million and June 30, 2021: $79 million and $144 million) applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.

Excludes Pierina, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting in the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.

d.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

Endnote 5

On an attributable basis.

Endnote 6

Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce. Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

BARRICK SECOND QUARTER 2022	21	PRESS RELEASE

Reconciliation of the Classification of Capital Expenditures

($ millions)	For the three months ended			For the six months ended

	6/30/22	3/31/22	6/30/21	6/30/22	6/30/21

Minesite sustaining capital expenditures	523	420	452	943	857

Project capital expenditures	226	186	203	412	334

Capitalized interest	6	5	3	11	6

Total consolidated capital expenditures	755	611	658	1,366	1,197

Endnote 7

Attributable capital expenditures are presented on the same basis as guidance, which includes our 61.5% share of Nevada Gold Mines, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara and Bulyanhulu and our 50% share of Zaldívar and Jabal Sayid.

Endnote 8

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share). References to attributable basis means our 100% share of Hemlo and Lumwana, our 61.5% share of Nevada Gold Mines, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara, Bulyanhulu and Buzwagi up until the third quarter of 2021, our 50% share of Veladero, Zaldívar and Jabal Sayid, our 47.5% share of Porgera and our 45% share of Kibali.

Endnote 9

“Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are non-GAAP financial performance measures. “Total cash costs” per ounce starts with cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales, and includes by-product credits. “All-in sustaining costs” per ounce start with “Total cash costs” per ounce and includes minesite sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels. “All in costs” per ounce starts with “All-in sustaining costs” per ounce and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures and other non-sustaining costs. Barrick believes that the use of “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce will assist investors, analysts and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Although a standardized definition of all-in sustaining costs was published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK SECOND QUARTER 2022	22	PRESS RELEASE

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended			For the six months ended

	Footnote	6/30/22	3/31/22	6/30/21	6/30/22	6/30/21

Cost of sales applicable to gold production		1,703	1,582	1,561	3,285	3,132

Depreciation		(438)	(419)	(448)	(857)	(902)

Cash cost of sales applicable to equity method investments		54	51	55	105	114

By-product credits		(51)	(55)	(70)	(106)	(129)

Realized (gains) losses on hedge and non-hedge derivatives		0	0	0	0	0

Non-recurring items	a	0	0	0	0	0

Other	b	(22)	(1)	(22)	(23)	(55)

Non-controlling interests	c	(358)	(331)	(294)	(689)	(596)

Total cash costs		888	827	782	1,715	1,564

General & administrative costs		30	54	47	84	85

Minesite exploration and evaluation costs	d	20	10	16	30	32

Minesite sustaining capital expenditures	e	523	420	452	943	857

Sustaining leases		6	9	6	15	19

Rehabilitation - accretion and amortization (operating sites)	f	13	11	13	24	24

Non-controlling interest, copper operations and other	g	(221)	(176)	(151)	(397)	(305)

All-in sustaining costs		1,259	1,155	1,165	2,414	2,276

Global exploration and evaluation and project expense	d	80	57	61	137	106

Community relations costs not related to current operations		0	0	0	0	0

Project capital expenditures	e	226	186	203	412	334

Non-sustaining leases		0	0	0	0	0

Rehabilitation - accretion and amortization (non-operating sites)	f	5	3	4	8	7

Non-controlling interest and copper operations and other	g	(68)	(58)	(74)	(126)	(116)

All-in costs		1,502	1,343	1,359	2,845	2,607

Ounces sold - equity basis (000s ounces)	h	1,040	993	1,070	2,033	2,163

Cost of sales per ounce	i,j	1,216	1,190	1,107	1,203	1,090

Total cash costs per ounce	j	855	832	729	844	723

Total cash costs per ounce (on a co-product basis)	j,k	887	869	766	878	757

All-in sustaining costs per ounce	j	1,212	1,164	1,087	1,188	1,052

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,244	1,201	1,124	1,222	1,086

All-in costs per ounce	j	1,444	1,353	1,269	1,399	1,206

All-in costs per ounce (on a co-product basis)	j,k	1,476	1,390	1,306	1,433	1,240

a.	Non-recurring items
These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

b.	Other

Other adjustments for the three and six month periods ended June 30, 2022 include the removal of total cash costs and by-product credits associated with Pierina, Golden Sunlight, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting the fourth quarter of 2021, which all are producing incidental ounces, of $7 million and $10 million, respectively (March 31, 2022: $3 million; June 30, 2021: $14 million and $38 million, respectively).

c.	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $505 million and $981 million, respectively, for the three and six month periods ended June 30, 2022 (March 31, 2022: $476 million and June 30, 2021: $453 million and $915 million). Non-controlling interests include Nevada Gold Mines, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu, and Buzwagi up until the third quarter of 2021. Refer to Note 5 to the Financial Statements for further information.

d.	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 50 of Barrick’s Q2 2022 MD&A.

e.	Capital expenditures

Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, distinct projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in the current year are the expansion project at Pueblo Viejo, construction of the Third Shaft at Turquoise Ridge, and the Veladero Phase 7 expansion. Refer to page 49 of Barrick’s Q2 2022 MD&A.

f.	Rehabilitation—accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

g.	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of Nevada Gold Mines (including South Arturo), Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu, and Buzwagi (up until the third quarter of 2021) operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. Figures remove the impact of Pierina, Golden Sunlight, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting the fourth quarter of 2021. The impact is summarized as the following:

BARRICK SECOND QUARTER 2022	23	PRESS RELEASE

($ millions)	For the three months ended			For the six months ended

Non-controlling interest, copper operations and other	6/30/22	3/31/22	6/30/21	6/30/22	6/30/21

General & administrative costs	(5)	(13)	(7)	(18)	(13)

Minesite exploration and evaluation expenses	(7)	(3)	(3)	(10)	(10)

Rehabilitation - accretion and amortization (operating sites)	(4)	(3)	(4)	(7)	(7)

Minesite sustaining capital expenditures	(205)	(157)	(137)	(362)	(275)

All-in sustaining costs total	(221)	(176)	(151)	(397)	(305)

Global exploration and evaluation and project expense	(11)	(4)	(8)	(15)	(9)

Project capital expenditures	(57)	(54)	(66)	(111)	(107)

All-in costs total	(68)	(58)	(74)	(126)	(116)

h.	Ounces sold - equity basis

Figures remove the impact of: Pierina, Golden Sunlight, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.

i.	Cost of sales per ounce

Figures remove the cost of sales impact of: Pierina of $8 million and $11 million, respectively, for the three and six month periods ended June 30, 2022 (March 31, 2022: $3 million and June 30, 2021: $2 million and $7 million); Golden Sunlight of $nil and $nil, respectively, for the three and six month periods ended June 30, 2022 (March 31, 2022: $nil and June 30, 2021: $nil and $nil, respectively); up until its divestiture in June 2021, Lagunas Norte of $nil and $nil, respectively, for the three and six month periods ended June 30, 2022 (March 31, 2022: $nil and June 30, 2021: $14 million and $37 million, respectively); and starting the fourth quarter of 2021, Buzwagi of $nil and $nil, respectively, for the three and six month periods ended June 30, 2022 (March 31, 2022: $nil and June 30, 2021: $nil and $nil, respectively), which are producing incidental ounces. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

j.	Per ounce figures
Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

k.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended			For the six months ended

	6/30/22	3/31/22	6/30/21	6/30/22	6/30/21

By-product credits	51	55	70	106	129

Non-controlling interest	(18)	(19)	(30)	(37)	(56)

By-product credits (net of non-controlling interest)	33	36	40	69	73

Endnote 10

“C1 cash costs” per pound and “All-in sustaining costs” per pound are non-GAAP financial performance measures. “C1 cash costs” per pound is based on cost of sales but excludes the impact of depreciation and royalties and production taxes and includes treatment and refinement charges. “All-in sustaining costs” per pound begins with “C1 cash costs” per pound and adds further costs which reflect the additional costs of operating a mine, primarily sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties and production taxes, reclamation cost accretion and amortization and write-downs taken on inventory to net realizable value. Management believes that the use of “C1 cash costs” per pound and “all-in sustaining costs” per pound will enable investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. “C1 cash costs” per pound and “All-in sustaining costs” per pound are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK SECOND QUARTER 2022	24	PRESS RELEASE

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)	For the three months ended			For the six months ended

	6/30/22	3/31/22	6/30/21	6/30/22	6/30/21

Cost of sales	143	154	137	297	273

Depreciation/amortization	(34)	(38)	(46)	(72)	(94)

Treatment and refinement charges	47	51	39	98	80

Cash cost of sales applicable to equity method investments	74	72	72	146	151

Less: royalties and production taxes[a]	(32)	(32)	(25)	(64)	(48)

By-product credits	(6)	(3)	(3)	(9)	(7)

Other	0	0	0	0	0

C1 cash costs	192	204	174	396	355

General & administrative costs	6	12	5	18	10

Rehabilitation - accretion and amortization	1	1	2	2	3

Royalties and production taxes[a]	32	32	25	64	48

Minesite exploration and evaluation costs	5	3	4	8	6

Minesite sustaining capital expenditures	89	67	48	156	90

Sustaining leases	2	1	2	3	4

All-in sustaining costs	327	320	260	647	516

Pounds sold - consolidated basis (millions pounds)	113	113	96	226	209

Cost of sales per pound[b,c]	2.11	2.21	2.43	2.16	2.26

C1 cash cost per pound[b]	1.70	1.81	1.83	1.75	1.71

All-in sustaining costs per pound[b]	2.87	2.85	2.74	2.86	2.48

a.

For the three and six month periods ended June 30, 2022, royalties and production taxes include royalties of $32 million and $64 million, respectively (March 31, 2022: $32 million and June 30, 2021: $25 million and $48 million, respectively).

b.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Endnote 11

Includes $9 million that settled in July 2022.

Endnote 12

On a 100% basis. See the Technical Report on the Pueblo Viejo mine, Sanchez Ramirez Province, Dominican Republic, dated March 19, 2018, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 23, 2018.

Endnote 13

The declaration and payment of dividends is at the discretion of the Board of Directors, and will depend on the company’s financial results, cash requirements, future prospects, the number of outstanding common shares, and other factors deemed relevant by the Board.

Endnote 14

A Tier One Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and total cash costs per ounce over the mine life in the lower half of the industry cost curve. A Tier One Copper Asset is an asset with a reserve potential of greater than five million tonnes of contained copper and C1 cash costs per pound over the mine life that are in the lower half of the industry cost curve.

Endnote 15

On a 100% basis.

Endnote 16

Total reportable incident frequency rate (“TRIFR”) is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries.

Endnote 17

Included within our 61.5% interest in Carlin is Nevada Gold Mines’ 100% interest in South Arturo.

Endnote 18

Includes Goldrush.

BARRICK SECOND QUARTER 2022	25	PRESS RELEASE

Endnote 19

Porgera was placed on temporary care and maintenance on April 25, 2020 and remains excluded from our 2022 guidance. We expect to update our guidance to include Porgera following both the execution of definitive agreements to implement the Commencement Agreement and the finalization of a timeline for the resumption of full mine operations. Refer to page 8 of Barrick’s Q2 2022 MD&A for further details.

Endnote 20

Total cash costs and all-in sustaining costs per ounce include costs allocated to non-operating sites.

Endnote 21

Operating division guidance ranges reflect expectations at each individual operating division, and may not add up to the company-wide guidance range total. Guidance ranges exclude Pierina which is producing incidental ounces while in closure.

Endnote 22

Includes corporate administration costs.

Endnote 23

EBITDA is a non-GAAP financial performance measure, which excludes the following from net earnings: income tax expense; finance costs; finance income; and depreciation. Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented. EBITDA and adjusted EBITDA are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)		For the three months ended		For the six months ended

	6/30/22	3/31/22	6/30/21	6/30/22	6/30/21

Net earnings	717	706	694	1,423	1,524

Income tax expense	279	301	343	580	717

Finance costs, net[a]	73	76	76	149	153

Depreciation	476	460	500	936	1,007

EBITDA	1,545	1,543	1,613	3,088	3,401

Impairment charges (reversals) of long-lived assets[b]	3	2	2	5	(87)

Acquisition/disposition (gains) losses[c]	(20)	(2)	(7)	(22)	(10)

Loss on currency translation	6	3	7	9	11

Other expense adjustments[d]	(95)	13	14	(82)	25

Income tax expense, net finance costs, and depreciation from equity investees	88	86	90	174	179

Adjusted EBITDA	1,527	1,645	1,719	3,172	3,519

a.	Finance costs exclude accretion.
b.

For the three month period ended June 30, 2022, we recorded no significant impairment charges or reversals. Net impairment reversals for the six months ended June 30, 2021 mainly relate to non-current asset reversals at Lagunas Norte.

c.	For the three and six month periods ended June 30, 2022, acquisition/disposition gains relate to miscellaneous permit and land assets.
d.

Other (income) expense adjustments for the three and six month periods ended June 30, 2022 mainly relate to changes in the discount rate assumptions on our closed mine rehabilitation provision and care and maintenance expenses at Porgera. For the three months ended March 31, 2022 and the three and six month periods ended June 30, 2021, other (income) expense adjustments mainly relate to care and maintenance expenses at Porgera.

BARRICK SECOND QUARTER 2022	26	PRESS RELEASE

Corporate Office		Enquiries
Barrick Gold Corporation
161 Bay Street, Suite 3700		President and Chief Executive Officer
Toronto, Ontario M5J 2S1		Mark Bristow
Canada		+1 647 205 7694
+44 788 071 1386

Telephone: +1 416 861-9911		Senior Executive Vice-President and
Email: investor@barrick.com		Chief Financial Officer
Website: www.barrick.com		Graham Shuttleworth
+1 647 262 2095
Shares Listed		+44 779 771 1338

GOLD	The New York Stock Exchange	Investor and Media Relations
ABX	The Toronto Stock Exchange	Kathy du Plessis
+44 20 7557 7738
Transfer Agents and Registrars		Email: barrick@dpapr.com

TSX Trust Company
P.O. Box 700, Postal Station B
Montreal, Quebec H3B 3K3
or
American Stock Transfer & Trust Company, LLC
6201 – 15 Avenue
Brooklyn, New York 11219

Telephone: 1-800-387-0825
Fax: 1-888-249-6189
Email: inquiries@astfinancial.com
Website: www.astfinancial.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “strategy”, “target”, “plan”, “opportunities”, “guidance”, “allocated”, “project”, “continue”, “committed”, “estimate”, “potential”, “capable”, “proposed”, “future”, “prospective”, “focus”, “during”, “ongoing”, “following”, “subject to”, “scheduled”, “will”, “could”, “would”, “should”, “may” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; projected capital, operating and exploration expenditures; our ability to convert resources into reserves and replace reserves net of depletion from production; mine life and production rates; Barrick’s global exploration strategy and planned exploration activities, including in new prospective territories in the North America, Latin America, Africa and the Middle East, and Asia Pacific regions; the timeline and process for the reconstitution of a joint venture to carry out the future development and operation of the Reko Diq project; the planned updating of the historical Reko Diq feasibility study and our plans upon the project’s reconstitution; the proposed fiscal terms applicable to the Reko Diq project and the joint venture through which it is held; our plans and expected completion and benefits of our growth projects, including the Pueblo Viejo plant expansion and mine life extension project and Goldrush; the ability of the North Mara and Bulyanhulu mines to achieve Tier One status as a combined complex; the timeline for development of Bulyanhulu’s Deep West and North Mara’s Gena pushback; the anticipated benefits of the extension of Barrick’s credit facility and inclusion of sustainability-linked metrics; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including local community relations and investments (including local content programs and planned investments to develop healthcare, education and infrastructure in Tanzania and local employment, development and education initiatives in Mali), climate change, greenhouse gas emissions reduction targets, tailings storage facility management (including the new Tailings Storage Facility at Pueblo Viejo), health and safety performance and biodiversity initiatives; Barrick’s performance dividend policy; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; the potential impact of proposed changes to Chilean law on the status of value added tax (“VAT”) refunds received in Chile in connection with the development of the Pascua-Lama project; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of or failure to obtain key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by supply chain disruptions caused by the ongoing Covid-19 pandemic and global energy cost increases following the invasion of Ukraine by Russia; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions being realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. Barrick also cautions that its 2022 guidance may be impacted by the unprecedented business and social disruption caused by the spread of Covid-19. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.